CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Expressed in United States Dollars

October 31, 2018

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Cannex Capital Holdings Inc. for the six months ended October 31, 2018 have been prepared by the management of the Company and approved by the Company’s audit committee.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of the condensed consolidated interim financial statements by an entity’s auditor.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Consolidated Statements of Financial Position
(United States dollars)

	Note	October 31	April 30
		2018	2018
		$	$

ASSETS

Current assets
Cash and cash equivalents		10,043,670	11,862,715
Accounts receivable	6, 18	1,840,028	1,582,994
Equipment finance receivable	7, 18	171,795	157,084
Inventory		73,519	147,705
Prepaid expenses		700,717	128,798
Total current assets		12,829,729	13,879,296

Non-current assets
Deposits		9,753	59,456
Convertible note receivable and derivative asset	8	-	2,511,759
Investment in Soma	9	755,103	-
Property, plant and equipment	10	29,407,830	30,277,769
Equipment finance receivable	7, 18	296,176	370,508
Total non-current assets		30,468,863	33,219,492

Total assets		43,298,592	47,098,788

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	11, 18	275,062	2,377,155
Income taxes payable		523,000	75,000
Promissory note due within 12 months	12	-	932,266
Convertible promissory note due within 12 months	13	1,072,000	1,144,201
Derivative liability	13	1,305,000	5,077,000
Total current liabilities		3,175,062	9,605,622

Non-current liabilities
Promissory note	12	-	1,603,782
Convertible promissory notes	13	4,377,118	3,745,285
Deferred income taxes		1,074,295	1,117,295
Total non-current liabilities		5,451,413	6,466,362

Total liabilities		8,626,475	16,071,984

EQUITY
Share capital - common	14	31,007,807	31,007,807
Share capital – Class A	14	1,462,329	1,462,329
Reserves	15	3,995,848	3,475,788
Deficit		(1,793,867)	(4,919,120)
		34,672,117	31,026,804

Total liabilities and equity		43,298,592	47,098,788
Commitment (note 19)
Event after the reporting period (note 24)

On behalf of the directors:

"Leo Gontmakher"	Director	"Roman Tkachenko"	Director
Leo Gontmakher		Roman Tkachenko

See accompanying notes

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Condensed Consolidated Interim Statements of Comprehensive Income (loss)
(United States dollars)

	Note		Three months ended				Six months ended
			October 31,		September 30,		October 31,		September 30,
			2018		2017		2018		2017
		$		$		$		$

Product sales	20		757,294		411,377		1,863,521		773,638
Cost of sales			(612,778)		(302,593)		(1,441,602)		(645,823)
Gross profit			144,516		108,784		421,919		127,815
Rental income	20		2,294,208		1,399,296		4,588,416		2,565,376
			2,438,724		1,508,080		5,010,335		2,693,191

Operating expenses
Accretion	13		350,000		-		620,000		-
Consulting			71,375		103,090		138,000		103,090
Depreciation	10		500,359		342,480		1,000,560		627,880
Director fees			14,211		-		62,211		-
Foreign exchange			(116,917)		-		(310,363)		-
General			301,104		7,784		471,677		28,938
Interest	12, 13		322,677		459,992		646,387		792,805
Investor relations			155,683		1,255		242,780		7,608
Professional			369,045		87,966		586,102		130,952
Rent			49,313		14,105		98,626		14,105
Share-based compensation	17		479,997		-		969,787		-
Shareholder and regulatory			20,532		-		44,120		-
Property taxes			217,688		125,598		293,204		179,154
Travel			58,307		(30,673)		95,816		-
Wages and salaries	18		259,113		59,741		468,060		106,944
			3,052,487		1,171,338		5,426,967		1,991,476

Income (loss) before other items			(613,763)		336,742		(416,632)		701,715

Other income
Change in fair value of derivative liabilities	13		1,356,000		-		3,772,000		-
Interest income			117,509		-		174,885		-
Income (loss) before income taxes			859,746		336,742		3,530,253		701,715
Income taxes
Current			(184,000)		-		(448,000)		-
Deferred			21,000		(1,151,930)		43,000		(1,919,930)
			(163,000)		(1,151,930)		(405,000)		(1,919,930)

Income (loss) for the period			696,746		(815,188)		3,125,253		(1,218,215)
Translation loss			(264,067)		(2,470)		(449,727)		(9,272)
Comprehensive income (loss) for the period			432,679		(817,658)		2,675,526		(1,227,487)
Basic and diluted income (loss) per share	22		0.00		(0.05)		0.02		(0.00)
Weighted average number of shares outstanding	22		183,713,937		18,639,991		183,713,937		13,147,825

See accompanying notes

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Condensed Consolidated Interim Statements of Cash Flow
(United States dollars)

Six months ended	Note	October 31	September 30
		2018	2017
		$	$

Operating activities
Income (loss) for the period		3,125,253	(1,218,215)
Items not requiring cash:
Accretion	13	620,000	-
Depreciation	10	1,000,560	627,880
Share-based compensation	17	969,787	-
Interest income		(174,885)	-
Interest expense		646,387	792,805
Shares issued for payment of consulting services		-	103,094
Unrealized exchange loss (gain)		(168,688)	-
Change in fair value of derivative liabilities	13	(3,772,000)	-
Deferred income taxes		(43,000)	1,919,930
Changes in working capital:
Accounts receivables		(257,034)	966,915
Inventory		74,186	691,901
Prepaid expense		(571,919)	(226,494)
Accounts payable		(2,102,093)	(2,109,665)
Unearned revenue		-	44,972
Taxes payable		448,000	-

Net cash generated from operations		(205,446)	1,593,123

Investing activities
Cash acquired from acquisitions		-	183,148
Deposits		49,703	(33,126)
Purchase of property, plant and equipment	10	(130,621)	(1,297,739)
Investment in Jetty		(1,000,000)	-
Repayment by Jetty	8	3,500,000	-
Interest income		187,580	-
Investment in Soma	9	(755,103)	-
Repayment of equipment finance receivable	7	59,621	-

Net cash used in investing activities		1,911,180	(1,147,717)

Financing activities
Issuance of common shares for cash, net of issuance costs		-	154,403
Share subscriptions received		-	188,800
Capital contributed		-	2,308,380
Capital repaid		-	(499,999)
Revolving loan advances	11	-	725,000
Convertible note repayments	13	(157,596)	-
Loan repayments	12	(2,536,048)	(2,798,485)
Interest paid	11, 12	(646,387)	(236,911)

Net cash generated by (used in) financing activities		(3,340,031)	(158,812)

Effect of exchange rate movements on cash		(184,749)	(7,554)

Change in cash and cash equivalents		(1,819,046)	279,040
Cash and cash equivalents, beginning of period		11,862,716	-
Cash and cash equivalents, end of period		10,043,670	279,040
Cash and cash equivalents comprise
Cash		2,814,938	279,040
Cash equivalents		7,228,732	-
		10,043,670	279,040
Supplemental disclosure with respect to cash flow (note 23)

See accompanying notes

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Condensed Consolidated Interim Statements of Equity
(United States dollars)

									Share sub-		Members’		Reserves		Deficit		Total
									scriptions		equity
	Note	Number of Shares					Share capital		received
		Common	Class A		Common		Class A
				$		$		$		$		$		$		$

March 31, 2017		-	-		-		-		-		-		-		-		-

Issuance of shares for cash	14	19,350,355	-		152,003		-		-		-		-		-		152,003
Shares issued for payment of consulting services		16,360,056	-		261,761		-		-		-		-		-		261,761
Share subscriptions received		-	-		-		-		188,800		-		-		-		188,800
Cash contributed	14	-	-		-		-		-		2,308,380		-		-		2,308,380
Cash distributed	14	-	-		-		-		-		(499,999)		-		-		(499,999)
Loan converted to equity	14	-	-		-		-		-		1,706,120		-		-		1,706,120
Effect of acquisitions under common control		-	-		-		-		-		(1,629,024)		-		-		(1,629,024)
Foreign currency translation loss		-	-		-		-		-		-		(9,272)		-		(9,272)
Loss for the period		-	-		-		-		-		-		-		(1,218,215)		(1,218,215)

September 30, 2017		35,710,411	-		413,764		-		188,800		1,885,477		(9,272)		(1,218,215)		1,260,554

April 30, 2018		87,192,203	96,521,734		31,007,807		1,462,329		-		-		3,475,788		(4,919,120)		31,026,804

Share issue costs		-	-		-		-		-		-		-		-		-
Share-based compensation	17	-	-		-		-		-		-		969,787		-		969,787
Foreign currency translation loss		-	-		-		-		-		-		(449,727)		-		(449,727)
Income for the period		-	-		-		-		-		-		-		3,125,253		3,125,253

October 31, 2018		87,192,203	96,521,734		31,007,807		1,462,329		-		-		3,995,848		(1,793,867)		34,672,117

See accompanying notes

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

1.	Corporate Information

Cannex Capital Holdings Inc. (formerly Arco Resources Corp.) ("Cannex" or the "Company") was incorporated as Atomic Minerals Ltd. on March 13, 2006 pursuant to the provisions of the British Columbia Business Corporations Act and was previously listed on the NEX board of the TSX Venture Exchange (the "Exchange").

On March 13, 2018, Cannex Capital Group Inc. (the "Cannex Group") and its security holders (the "Cannex Group Security holders") completed an amalgamation with Arco Resources Corp. ("Arco"), a public company listed on the NEX board of the Exchange pursuant to which the Cannex Group Security holders transferred all of their common shares of Cannex Group in exchange for common shares of Arco on a 1:1 ratio. The transaction resulted in the former Cannex Group Security holders obtaining control the resulting issuer, and therefore constituted a reverse takeover (the "RTO Amalgamation") under the policies of the Exchange.

Concurrently with the RTO Amalgamation Cannex Group completed the acquisition of 100% of the membership units of BrightLeaf, LLC ("BrightLeaf"), an entity under common control with Cannex Group, for cash of $22,532,608, the issuance of convertible promissory notes of $9,033,025 and the assumed debts of $4,434,370. Prior to the acquisition BrightLeaf debt of $892,265 was converted to equity of BrightLeaf.

The ongoing entity, being the combined operations of Cannex Group and BrightLeaf, has adopted the name Cannex Capital Holdings Inc. Cannex has been identified for accounting purposes as the acquirer, and accordingly the entity is considered to be a continuation of Cannex and the net assets of Arco at the date of the RTO Amalgamation are deemed to have been acquired by Cannex. The comparative figures are those of Cannex and BrightLeaf prior to the RTO Amalgamation.

In connection with the RTO Amalgamation, Cannex delisted its common shares from the NEX and relisted on the Canadian Securities Exchange and completed a private placement, net of issuance costs, for $34,749,478.

The Company’s common shares resumed trading on the Canadian Securities Exchange under the symbol "CNNX" on March 14, 2018. The Company leases real estate and sells supplies to cannabis producers and is seeking to expand through investments in cannabis growers, processors and retailers. The head office and principal address of the Company is 1241 Alberni Street, Vancouver, British Columbia, V6E 4R4.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

2.	Basis of Presentation

	a)	Change of year end

Cannex Group had a September 30 year end but, in conjunction with the RTO Amalgamation, elected to change its year end to April 30. The comparative statements of comprehensive income (loss) and cash flow are for the periods ended September 30, 2017.

	b)	Statement of compliance

These condensed consolidated interim financial statements for the six months ended October 31, 2018 have been prepared in accordance with IAS 34 – Interim Financial Reporting and should be read in conjunction with the Company’s April 30, 2018 audited financial statements which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The Company’s audit committee approved the release of these condensed consolidated interim financial statements on December 31, 2018.

	c)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are measured at fair value, as explained in the significant accounting policies set out in the Company’s April 30, 2018 audited financial statements. The condensed consolidated interim financial statements are presented in United States dollars. The functional currency of the parent company, Cannex, is the Canadian dollar ("C$") and the functional currency of its subsidiary companies is the United States dollar ("$").

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

2.	Basis of Presentation (continued)

	d)	Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Company and its wholly-owned subsidiaries. Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. To the extent that subsidiaries provide services that relate to the Company’s activities, they are fully consolidated from the date control is transferred and are deconsolidated from the date control ceases. All intercompany balances and transactions have been eliminated.

Cannex’s principal subsidiaries are:

Entity	Ownership	Principal Activity
	Percentage
BrightLeaf Development LLC ("BrightLeaf")	100%	Real estate holding
Real Estate Properties LLC ("REP")	100%	Real estate holding
Fuller Hill Development Co LLC ("Fuller")	100%	Leaseholds
Ag-Grow Imports LLC ("Ag-Grow")	100%	Sale of supplies
Cannex Holdings (Nevada) Inc. ("Cannex USA")	100%	Holding

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

2.	Basis of Presentation (continued)

	e)	Going concern

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to continue its operations for at least the next twelve months and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company indirectly derives its revenues from the cannabis industry in certain states of the United States, which industry is illegal under United States federal law. The Company is not directly engaged in the manufacture, importation, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in either Canada or the United States, nor is the Company directly engaged in the manufacture, importation, possession, use, sale or distribution of cannabis in the medical cannabis marketplace in Canada or the United States.

More than half of the states in the United States have enacted legislation to regulate the sale and use of medical cannabis without limits on tetrahydrocannabinol ("THC"), while other states have regulated the sale and use of medical and adult-use cannabis with strict limits on the levels of THC. Notwithstanding the permissive regulatory environment of adult-use recreational and medical cannabis at the state level, cannabis continues to be categorized as a controlled substance under the Controlled Substances Act in the United States and as such, cannabis-related practices or activities, including without limitation, the manufacture, importation, possession, use or distribution of cannabis are illegal under United States federal law. Strict compliance with state laws with respect to cannabis will neither absolve the Company of liability under United States federal law, nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may adversely affect the Company’s operations and financial performance.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

3.	Adoption of New Accounting Pronouncements and Recent Developments

Certain pronouncements, issued by the IASB or the IFRS Interpretations Committee, were adopted during the period, or were mandatory for the Company’s fiscal periods beginning on or after May 1, 2018 or are required to be adopted in future periods. The following pronouncements are relevant to the consolidated financial statements:

New standards, interpretations and amendments not yet effective

	a)	IFRS 9 – Financial Instruments

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. On July 24, 2014, the IASB affirmed its proposal to deter the effective date of IFRS 9 to periods beginning after January 1, 2018. Earlier application of IFRS 9 continues to be permitted. The Company does not intend to early adopt this standard and is currently evaluating the impact of adopting this standard on the consolidated financial statements, but does not expect the impact to be material.

	b)	IFRS 15 – Revenue from Contracts with Customers

In May 2014, the International Accounting Standards Board issued IFRS 15, Revenue from Contracts with Customers, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. This standard is effective January 1, 2017 and allows early adoption. On July 22, 2015, the IASB unanimously affirmed its proposal to defer the effective date of IFRS 15 to periods beginning after January 1, 2018 and so IFRS is now effective but adoption of IFRS 15 has not had a material impact on the Company’s financial statements.

	c)	IFRS – Leases

IFRS 16 - Leases specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring that lessees recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has an insignificant value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and will be applicable to the Company’s fiscal period beginning May 1, 2019, although early adoption is permitted. The Company does not intend to early adopt this standard and is currently evaluating the impact of adopting this standard on the consolidated financial statements. The Company expects that it will recognize additional assets and liabilities as a result of the leasing arrangements currently entered or to be entered by its subsidiaries. The full extent of the impact of adoption of the standard has not yet been determined and management will continue to assess the impact as fiscal approaches.

There are no other pending IFRSs or IFRIC interpretations that are expected to be relevant to the Company’s financial statements.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

4.	Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are the same as those applied to the Company’s April 30, 2018 audited financial statements.

The Company makes critical judgments in the determination of property, plant and equipment, inventory, share-based compensation, fair value of financial instruments and impairment.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

5.	Capital Management

The Company’s primary objectives, when managing its capital, are to maintain adequate levels of funding to support the operations of the Company and to maintain corporate and administrative functions. The Company defines capital as revolving loans, promissory notes, convertible notes and equity, consisting of the issued units of the Company. The capital structure of the Company is managed to provide sufficient funding for planned operating activities of the Company. Funds are primarily secured through a combination of equity capital raised by way of private placements and debt. There can be no assurances that the Company will be able to continue raising equity capital and debt in this manner.

The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, which are all held with financial institutions.

There were no changes to the Company’s approach to capital management during the six months ended October 31, 2018 from the period ended April 30, 2018. The Company is not subject to any externally imposed capital requirements.

6.	Accounts Receivable

	October 31	April 30
	2018	2018

	$	$

Trade accounts receivable	1,734,619	1,515,887
Allowance for doubtful debts	-	-
Net trade accounts receivable	1,734,619	1,515,887
Other receivables	105,409	67,107
	1,840,028	1,582,994

As at October 31, 2018, two customers accounted for 100% (April 30, 2018 – 86%) of total accounts receivable (note 20).

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

7.	Equipment Finance Receivable

$
April 30, 2018	527,592
Interest	15,084
Repayments (principal and interest)	(74,705)
October 31, 2018	467,971

	October 31	April 30
	2018	2018
	$	$

Financial statement presentation:
Current	171,795	157,084
Non-current	296,176	370,508
	467,971	527,592

The equipment finance bears interest at 6% per year and is repayable in 48 instalments aggregating $12,451 per month.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

8.	Convertible Note Receivable and Derivative Asset

In April 2018, the Company subscribed for a promissory note with Ametrine Wellness dba Jetty Extracts ("Jetty"), a company which holds a 99.99% membership interest in Jetty Marketing, LLC a 50% membership interest in Jetty MindTricks, LLC, and a 5% membership interest in 57th Avenue LLC. Jetty is a California-based processor and distributor of cannabis products.

The Company advanced $3,500,000 to Jetty under a convertible promissory note secured by the assets of Jetty and bearing interest at 8% annually, due on maturity. The promissory note was due on October 10, 2020 but Jetty elected to repay the note early and the Company received full payment of principal and interest in October 2018. The option to settle the promissory notes in common shares of Jetty represented an embedded derivative in the form of a call option to the Company. Jetty was a private company and its shares could not be reliably valued using any market-derived indicators. Accordingly, the derivative asset was initially recognized by comparing a similar instrument without the conversion option and discounting the fair value of the host contract with the non-convertible instrument interest rate, which the Company estimates would be 15%.

	Convertible	Derivative	Total
	note receivable	asset
	$	$	$

April 30, 2018	2,067,000	433,000	2,500,000
Advance	849,000	151,000	1,000,000
Interest	117,788	-	117,788
Repayment	(3,033,788)	(584,000)	(3,617,788)
October 31, 2018	-	-	-

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

9.	Investment in Soma

In October 2018, the Company completed a $750,000 (10%) equity investment into Soma Group Holdings Inc. ("Soma"), a New-Zealand based cannabis start-up. The Company is not able to exert significant influence over the operations of Soma.

$
April 30, 2018	-
Investment	755,103
October 31, 2018	755,103

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

10.	Property, Plant and Equipment

	Land	Buildings	Leasehold	Equipment	Total
			Improve-	and Fixtures
			ments
	$	$	$	$	$
Cost
At April 30, 2018	1,000,000	3,919,453	26,167,255	1,209,082	32,295,790
Purchases	-	-	128,344	2,277	130,621
At October 31, 2018	1,000,000	3,919,453	26,295,599	1,211,359	32,426,411
Accumulated depreciation
At April 30, 2018	-	106,838	1,727,837	183,346	2,018,021
Depreciation expense	-	51,282	854,753	94,525	1,000,560
At October 31, 2018	-	158,120	2,582,590	277,871	3,018,581
Net book value
At April 30, 2018	1,000,000	3,812,615	24,439,418	1,025,736	30,277,769
At October 31, 2018	1,000,000	3,761,333	23,713,009	933,488	29,407,830

11.	Accounts Payable and Accrued Liabilities

	October 31	April 30
	2018	2018
	$	$

Trade accounts payable	228,376	2,016,867
Accrued liabilities	46,686	311,640
Sales taxes	-	48,648
Accounts payable and accrued liabilities	275,062	2,377,155

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

12.	Promissory Note

The note bears interest at 8.5% annually, with monthly payments of $82,066 including interest. This promissory note was paid in full in October 2018.

$
April 30, 2018	2,536,048
Interest	52,526
Repayments (principal and interest)	(2,588,574)
October 31, 2018	-

	October 31	April 30
	2018	2018
	$	$

Financial statement presentation:
Current liabilities	-	932,266
Non-current liabilities	-	1,603,782
	-	2,536,048

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

13.	Convertible Promissory Note

On March 13, 2018, the Company entered into convertible promissory notes for $9,033,025 as part of the RTO Amalgamation. The convertible promissory notes are secured by the units of BrightLeaf and pay 12% interest, calculated and paid monthly, and mature on March 15, 2020. The notes are convertible into common shares of the Company at the option of the subscriber at any time until maturity at a price of C$1.00 per common share. The Company is to make monthly payments equal to the lesser of (1) interest for the previous month; and (2) 50% of the distributable cash of BrightLeaf, with distributable cash defined as cash received by BrightLeaf minus payments to lenders, cash expenses and expenditures and cash reserves. If the Company fails to make payments on time, the interest rate increases to 18% until the default is remedied, and an additional 50% late payment fee is charged.

The Company received a waiver from the holders of the notes described above, allowing it to defer required payments until August 2018 with no penalty. The Company requested this waiver as an accommodation to allow it to instead completely pay down a trade payable, which was interest bearing at 12% per year. As of August 2018, the trade payable was completely paid down, and the first required payment to the holders of the notes described above has been made.

The Company used the residual value method to allocate the principal amount between the liability and option components of the convertible promissory notes. The option component of the convertible promissory notes is a derivative liability as the ultimate number of common shares to be issued varies with the foreign exchange rate between United States and Canadian dollars. At the end of each reporting period, the Company revalues the derivative liability, that is the conversion option, by using the Black-Scholes option pricing model with the following assumptions:

	October 31	April 30
	2018	2018

Annualized share price volatility	80%	100%
Risk-free interest rate	2.07%	2.11%
Expected lives	1.6 years	1.9 years
Dividend yield	0.0%	0.0%

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

13.	Convertible Promissory Note (continued)

On April 30, 2018, the fair value of the derivative liability was estimated at $5,077,000. At October 31, 2018, the Company estimated the fair value of the derivative liability to be $1,305,000, with the result that the Company recorded a loss on the change in fair value of the derivative liability in the period ended October 31, 2018 of $3,772,000. During the period ended October 31, 2018, the Company recognized accretion of $620,000 representing the difference between the fair value of the convertible promissory note financing cost and nominal interest at 12%.

	Convertible	Derivative	Total
	promissory note	liability
	$	$	$

April 30, 2018	4,889,486	5,077,000	9,966,486
Accretion	620,000	-	620,000
Interest	545,559	-	545,559
Payments	(605,927)	-	(605,927)
Change in fair value of derivative	-	(3,772,000)	(3,772,000)
October 31, 2018	5,449,118	1,305,000	6,754,118

	October 31	April 30
	2018	2018
	$	$

Financial statement presentation:
Current liabilities	1,072,000	1,144,201
Non-current liabilities	4,377,118	3,745,285
	5,449,118	4,889,486

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

14.	Share Capital and Members’ Capital

Authorized capital

Unlimited number of common shares without par value; and Unlimited Class A shares without par value.

Issued capital

87,192,203 common shares 96,521,734 Class A shares

The Company did not issue any shares in the period ended October 31, 2018.

During the period ending September 30, 2017, Cannex Group issued 12,933,571 common shares at a price of C$0.005 for gross proceeds of C$64,668 ($51,734), and 22,776,840 common shares at a price of C$0.02 per share for gross proceeds of C$455,537 ($364,430). Of these shares, 22,450,411 were issued to members of BrightLeaf.

During the period ended September 30, 2017, members contributed net cash of $1,808,381 (cash contributions of $2,293,380 and cash distributed of $499,999). Certain members loans totalling $1,706,120 were converted to members’ equity (note 13).

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

15.	Reserves

Reserves comprise the fair value of stock option grants and warrants prior to exercise and cumulative unrealized gains and losses on foreign exchange.

	Warrants	Share-based	Foreign	Total
		compensation	currency
		reserve	translation
			reserve
	$	$	$	$

April 30, 2018	554,933	3,278,936	(358,081)	3,475,788

Foreign currency translation reserve	-	-	(449,727)	(449,727)
Share-based compensation	-	969,787	-	969,787

October 31, 2018	554,933	4,248,723	(807,808)	3,995,848

16.	Warrants

	Financing Warrants		Broker Warrants
	Warrants	Weighted	Warrants	Weighted
	Outstanding	Average	Outstanding	Average
		Exercise		Exercise Price
Price
		C$		C$

At October 31, 2018 and April 30, 2018	24,109,936	1.50	1,652,279	1.00

At October 31, 2018, warrants were outstanding enabling holders to acquire common shares or units as follows:

Number of Financing	Number of Broker	Exercise	Expiry Date
Warrants	Warrants	Price
		C$

24,109,936	-	1.50	March 12, 2020
-	1,652,279	1.00	March 12, 2020

24,109,936	1,652,279

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

17.	Share-Based Compensation

Cannex’s board of directors has adopted rolling stock option plans under which the Company is authorized to grant options to directors, employees and consultants to acquire up to 10% of the issued and outstanding common shares and 10% of the issued and outstanding Class A shares. The exercise price of each option is based on the market price of the Company’s stock for a period preceding the date of grant. The options can be granted for a maximum term of ten years and vest as determined by the board of directors. The Company’s shares trade in Canadian dollars and options granted to date have been denominated in Canadian funds.

The Company’s practice is to issue share options with a term of five years that vest in increments over a two- year period.

Option Grants

In October 2018, the Company granted 1,975,000 options to directors, employees and consultants of the Company. The grant-date fair value of the options was C$0.66. The options are exercisable at C$1.00 per share until October 2023.

In December 2017, the Company granted 11,650,000 options to directors, employees and consultants of the Company. The grant-date fair value of the options was C$0.75.The options are exercisable at C$1.00 per share until December 2022. Options granted to directors, employees and consultants vest in three equal tranches: March 13, 2018; March 13, 2019 and March 13, 2020. Options granted for investor relations vest in four equal tranches on June 13, 2018, September 13, 2018, December 13, 2018 and March 13, 2019.

A summary of stock option activity to October 31, 2018 follows:

	Stock Options	Weighted Average
	Outstanding	Exercise Price
		C$

April 30, 2018	11,400,000	1.00

Granted	1,975,000	1.00
Forfeited	(150,000)	1.00

October 31, 2018	13,225,000	1.00

During the period ended October 31, 2018, the Company recognized share-based compensation of $969,787 (2017 - $nil) in connection with stock options issued.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

17.	Share-Based Compensation (continued)

At October 31, 2018, the Company had outstanding and exercisable stock options as follows:

	Outstanding Options			Exercisable Options
Exercise Price	Number	Weighted	Weighted	Number	Weighted
		Average	Average		Average
		Remaining	Exercise		Exercise
		Life	Price		Price
C$			C$		C$

$1.00	13,225,000	4.2 years	1.00	4,516,667	1.00

The Company employed the Black-Scholes option-pricing model using the following weighted average assumptions to determine share-based compensation:

2018

Annualized share price volatility	93%
Risk-free interest rate	1.9%
Expected option lives	4.8 years
Dividend yield	0.0%

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

18.	Related Party Transactions

The Company considers key management personnel to be those persons determined as having authority and responsibility for planning, directing and controlling the activities of the Company. Key management includes the Company’s board of directors and executive officers.

Key management personnel compensation was:

	Three months ended		Six months ended

	October 31	September 30	October 31	September 30
	2018	2017	2018	2017
	$	$	$	$

Short-term employee benefits	57,780	-	109,260	-
Management fees (included in wages and salaries)	146,014	-	292,028	-
Directors’ fees	14,211	-	62,211	-
Share-based compensation (note 17)	609,336	-	935,878	-
	827,341	-	1,399,377	-

Included in management fees above are amount
paid to companies controlled by related parties:
º A company controlled by the Company’s CEO	23,007	-	46,014	-
º A company controlled by the Company’s CFO	23,007	-	46,014	-
º A company controlled by the Company’s COO	100,000	-	200,000	-
	146,014	-	292,028	-

Short-term employee benefits were paid or accrued directly to employees and directors of the Company.

Share-based compensation comprised the fair value of incentive stock options awarded to directors and officers.

At October 31, 2018, the Company owed $6,235,198 (April 30, 2018 - $9,283,194) to related parties on account of convertible promissory notes and derivative liabilities (note 13).

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

18.	Related Party Transactions (continued)

During the period ended October 31, 2018, the Company generated product sales of $1,863,521 (September 30, 2017 - $773,638) and rental income of $3,148,416 (September 30, 2017 - $2,565,376) from a company owned by an individual holding 2,037,658 common shares and 12,015,565 Class A shares (see note 20).

During the period ended October 31, 2018, the Company generated product sales of $nil (September 30, 2017 - $nil) and rental income of $1,440,000 (September 30, 2017 - $nil) from a company owned by a member of the board of the Company (see note 20).

In the period ended October 31, 2018, the Company paid or accrued interest of $497,832 (September 30, 2017 - $282,936) to related parties.

As at October 31, 2018, $nil (April 30, 2018 - $63,343) is owing to related parties on account of compensation and expenses incurred.

As at October 31, 2018, $1,840,028 (April 30, 2018 - $365,887) of the Company’s trade receivables were due from companies controlled by related parties.

As at October 31, 2018, $467,971 (April 30, 2018 - $527,592) of equipment finance receivable is due from companies controlled by related parties.

19.	Commitments

The Company has entered into a commercial property lease with a remaining life of 4.6 years, with a five-year renewal option. The future minimum rental payments under the lease at October 31, 2018 were:

Periods ending April 30	$

2019	127,500
2020	255,000
2021	255,000
2022	255,000
2023	255,000
2024	21,250
1,168,750

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

20.	Segment Reporting

As at October 31, 2018, the Company had three reportable segments: (1) real estate; (2) supplies; and (3) corporate. Operating segments are aggregated and organized by the nature of the product and service provided.

Three months ended October 31, 2018	Real Estate	Supplies	Corporate	Total
	$	$	$	$
Revenue from external customers	2,294,208	757,294	-	3,051,502
Cost of sales	-	(612,778)	-	(612,778)
Depreciation	500,283	-	76	500,359
Interest expense	48,302	-	274,375	322,677
Share-based compensation	-	-	479,997	479,997
Income (loss) before income taxes	1,456,768	106,774	(703,796)	859,746
Income taxes	(285,000)	(22,000)	144,000	(163,000)
Capital expenditures	82,126	-	-	82,126
Total assets	31,404,952	805,086	11,088,554	43,298,592

Three months ended September 30, 2017	Real Estate	Supplies	Corporate	Total
	$	$	$	$
Revenue from external customers	1,399,296	411,377	-	1,810,673
Cost of sales	-	302,593	-	302,593
Depreciation	342,480	-	-	342,480
Interest expense	429,234	26,189	4,569	459,992
Interdivisional sales (purchases)	(629,030)	629,030	-	-
Income (loss) before income taxes	573,220	27,237	(263,715)	336,742
Income taxes	(1,151,930)	-	-	(1,151,930)
Capital expenditures	706,714	-	-	706,714
Total assets	29,819,635	1,517,040	447,286	31,783,961

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

20.	Segment Reporting (continued)

Six months ended October 31, 2018	Real Estate	Supplies	Corporate	Total
	$	$	$	$
Revenue from external customers	4,588,416	1,863,521	-	6,451,937
Depreciation	1,000,409	-	151	1,000,560
Interest expense	100,828	-	545,559	646,387
Interdivisional sales (purchases)	-	-	-	-
Share-based compensation	-	-	969,787	969,787
Income (loss) before income taxes	3,072,381	323,946	133,926	3,530,253
Income taxes	(602,000)	(68,000)	265,000	(405,000)
Capital expenditures	130,621	-	-	130,621
Total assets	31,404,952	805,086	11,088,554	43,298,592

Six months ended September 30, 2017	Real Estate	Supplies	Corporate	Total
	$	$	$	$
Revenue from external customers	2,565,376	773,638	-	3,339,014
Cost of sales	-	645,823	-	645,823
Depreciation	627,880	-	-	627,880
Interest expense	741,665	43,589	7,551	792,805
Interdivisional sales (purchases)	(699,094)	699,094	-	-
Income (loss) before income taxes	1,087,670	(6,977)	(378,978)	701,715
Income taxes	(1,919,930)	-	-	(1,919,930)
Capital expenditures	1,297,739	-	-	1,297,739
Total assets	29,819,635	1,517,040	447,286	31,783,961

* Does not include capitalized interest of $57,284

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

20.	Segment Reporting (continued)

The geographical location of assets is as follows:

	October 31	April 30
	2018	2018
	$	$

US	35,484,590	35,268,206
Canada	7,814,002	11,830,582
Total assets	43,298,592	47,098,788

All of the Company’s long-lived assets are located in the United States. All revenues were generated in the United States.

The following customers represented more than 10% of sales (see note 18):

	October 31, 2018		September 30, 2017
	Amount	%	Amount	%
	$		$

Customer A	2,323,688	76	1,926,946	79
Customer B	720,000	24	470,000	19

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

21.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks, including foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk. The Company does not have a practice of trading derivatives.

Fair Values

Other than derivative assets and a derivative liability, the Company does not hold any financial instruments subject to level 1, 2 or 3 fair value measurements. There were no changes in level 1, 2, or 3 financial instruments during the period ended October 31, 2018.

Foreign Exchange Risk

The Company’s activities are primarily undertaken in the United States but the parent company is located in Canada and the Company is exposed to changes in exchange rate between the US and Canadian dollars.

As at October 31, 2018 with other variables unchanged, a 10% increase (decrease) in the Canadian dollar would decrease (increase) net earnings by approximately $555,600. Exposure to the Canadian dollar on financial instruments is as follows:

Balance at October 31, 2018	$

Cash and cash equivalents	7,451,001
Receivables	105,409
Accounts payable and accrued liabilities	(254,501)

Balance at April 30, 2018	$

Cash and cash equivalents	245,412
Receivables	67,107
Accounts payable and accrued liabilities	(1,043,507)

Interest Rate Risk

The Company’s interest rate risk mainly arises from the interest rate impact on cash and cash equivalents. Cash earns interest based on market interest rates. The Company’s revolving loans and promissory notes have fixed interest rates and are not exposed to interest rate risk until maturity.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

21.	Financial Risk Management (continued)

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s credit risk arises primarily with respect to its cash and cash equivalents and trade receivables.

The Company manages credit risk by holding cash with large reputable financial institutions and trading with recognized creditworthy third parties. In addition, receivable balances are monitored on an on-going basis with the result that the Company’s exposure to bad debt is not significant.

The Company also manages its credit risk by investing its cash only in obligations of Canada and the United States or its respective agencies, obligations of enterprises sponsored by any of the above governments; bankers’ acceptances purchased in the secondary market and having received the highest credit rating from a recognized rating agency in Canada or the United States, with a term of less than 180 days; and bank term deposits and bearer deposit notes, with a term of less than 180 days.

The Company’s maximum exposure to credit risk at the reporting date is the carrying value of cash and trade receivables.

Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash balances. If necessary, it may raise funds through the issuance of debt, equity, or monetization of non-core assets. To ensure that there is sufficient capital to meet obligations, the Company continuously monitors and reviews actual and forecasted cash flows and matches the maturity profile of financial assets to development, capital and operating needs.

October 31, 2018	Less than	Three to 12	One to five	Total
	three months	months	years
	$	$	$	$

Accounts payable and accrued liabilities	275,062	-	-	275,062
Promissory notes	-	-	-	-
Convertible promissory notes	268,045	803,955	8,346,118	9,418,118
	543,107	803,955	8,346,118	9,693,180

Fair Value

The fair value of the Company’s financial assets and financial liabilities, other than a convertible note receivable and convertible promissory notes, approximate the carrying value due to the short-term maturities of the instruments and for long-term promissory notes, notes receivable, a market rate of interest.

CANNEX CAPITAL HOLDINGS INC.
(formerly Arco Resources Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the Six Months Ended October 31, 2018
(United States dollars)

22.	Earnings (Loss) Per Share

	Three months ended			Six months ended

	October 31	September 30	October 31	September 30
	2018	2017	2018	2017

Income (loss) for the period	$696,746	$(815,188)	$3,125,253	$(1,218,215)
Weighted average number of common shares outstanding	183,713,937	18,639,991	183,713,937	13,147,825
Income (loss) per share, basic and diluted ($ per share)	0.00	(0.05)	0.02	(0.00)

For the purpose of determining income (loss) share, common shares and Class A shares are treated as participating on an equal basis.

Diluted income (loss) per share for the periods ended October 31, 2018 and September 30, 2017 are the same as basic income (loss) per share. At October 31, 2018, the exercise of the 4,516,667 share options and 25,762,215 warrants would be anti-dilutive. There were no stock options or warrants outstanding at September 30, 2017.

23.	Supplemental Disclosure With Respect to Cash Flow

During the period ended October 31, 2018 the Company incurred the following non-cash transactions:

Paid $nil in income taxes.

During the period ended September 30, 2017 the Company incurred the following non-cash transactions:

Paid $nil in income taxes.

Converted promissory notes of $1,706,120 (note 12) into equity.

24.	Events After the Reporting Period

In November 2018, the Company closed a $32,000,000 secured debt financing with Gotham Green Partners LLC. The use of proceeds was the repayment of all other existing indebtedness of the Company totaling approximately $9,400,000, general corporate purposes, and working capital.

In December 2018, the Company entered into a binding letter agreement to acquire the membership interests of 4Front Holdings, LLC, an U.S.-based cannabis company which owns, manages, or controls or services cannabis licenses in Illinois, Massachusetts, Pennsylvania, and Maryland, in addition to having license applications in other U.S. states.